Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Alliance Resource Partners, L.P. for the registration of common units representing limited partner interests and debt securities and to the incorporation by reference therein of our report dated February 23, 2021, except for Note 24, as to which the date is February 25, 2022, with respect to the consolidated financial statements and schedule of Alliance Resource Partners, L.P. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
February 25, 2022